SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 9, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release announcing outcome of France Telecom's undertaking to repurchase its OCEANE press release

Paris, 8 December 2008

France Telecom announces the outcome of its undertaking to repurchase its OCEANE due January 1 2009

Following its November 25 press release announcing its undertaking to repurchase all outstanding Bonds Convertible and/or Exchangeable into New or Existing Shares due January 1 2009 (the "OCEANE") at a fixed price of 2,614.60 euros per bond between November 26 and December 2, 2008 (inclusive), France Telecom announces that it has repurchased and cancelled 102,931 OCEANE, representing 23.10% of the initial issued amount and a nominal amount of €265,664,911.

The purchases effected during this period are in addition to the off-market purchases made in September and November 2008. Since the issuance of such OCEANE, France Telecom has repurchased 42.21% of the issued nominal amount. The number of outstanding OCEANE now stands at 257,505, representing an aggregate nominal amount of €664,620,405.

Consistent with the group’s active debt management policy, this transaction has allowed the early redemption by France Telecom of a portion of its OCEANE ahead of their expected January 1 2009 redemption date.

 About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 177 million customers in five continents as of September 30, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 and 39.9 billion euros for the nine first months of 2008. As of September 30, 2008, the Group had 117.6 million mobile customers and 12.4 million broadband Internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband Internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press Contacts: + 33 1 44 44 93 93

Sébastien Audra – sebastien.audra@orange-ftgroup.com

Bertrand Deronchaine – bertrand.deronchaine@orange-ftgroup.com

DISCLAIMER:

This press release is not, nor should it be construed as, an extension of a tender offer for any securities in the United States or any other jurisdiction where such offer or solicitation would be unlawful and no sell order for OCEANE may be accepted in the United States or from the United States. No means to tender securities on the French market may be provided from the United States or in the United States. Any person tendering securities pursuant to this procedure will be considered as having accepted any such restrictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 9, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer